# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New ERA Energy & Digital, Inc., CIK 0002028336
CUSIP: 64428N109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 200 N. Loraine Street, Suite 1324, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002125707

## Reporting persons
- Caracola Ventures Corp: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 9,000,000; shared voting power 0; sole dispositive power 9,000,000; shared dispositive power 0; aggregate amount beneficially owned 9,000,000 (8.9% of the class)
  Comment: The amounts reported in rows 5, 7, and 9 consist of (i) 7,500,000 Shares held directly and (ii) 1,500,000 Shares underlying call options that are exercisable within 60 days.

## Item 1. Issuer
Name of issuer: New ERA Energy & Digital, Inc.
Address of issuer's principal executive offices: 200 N. Loraine Street, Suite 1324, Midland, Texas, 79701

## Item 2. Person Filing
Name of person filing: Caracola Ventures Corp. ("CVC" or the "Reporting Person")
Address of principal business office or, if none, residence: Calle Jose Marti 3194, Apt. 202, Montevideo, 11300, Uruguay
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2026, the Reporting Person may be deemed the beneficial owner of 9,000,000 Shares. This amount consists of (i) 7,500,000 Shares held directly and (ii) 1,500,000 Shares underlying call options that are exercisable within 60 days. Alan Bialobroda is the sole owner and director of CVC and may therefore be deemed to beneficially own the Shares and the Shares underlying call options held directly by CVC.
Percent of class: As of June 30, 2026, the Reporting Person may be deemed to beneficially own approximately 8.9% of the Shares outstanding. The percentage set forth herein is calculated based on 101,290,928 Shares outstanding as of May 14, 2026, as reported in the Issuer's prospectus on Form 424B3 filed with the Securities and Exchange Commission (the "SEC") on May 22, 2026.
Sole power to vote or to direct the vote: 9,000,000.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 9,000,000.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Caracola Ventures Corp: /s/ Alan Bialobroda, Alan Bialobroda, Sole Owner and Director (08/14/2026)